UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-40008

Sunrise New Energy Co., Ltd.

Room 703, West Zone, R&D Building

Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Results of Sunrise New Energy Co., Ltd.’s Annual General Meeting

The Annual General Meeting of Shareholders (the “Meeting”) of Sunrise New Energy Co., Ltd. (the “Company”) was held at Room 703, West Zone, R&D Building, Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road, Zhangdian District, Zibo City, Shandong Province, China, on February 10, 2025, at 10:00 a.m. EST, with the ability given to the shareholders to join virtually via live audio webcast at http://www.virtualshareholdermeeting.com/SDH2025.

At the close of business on December 27, 2024, the record date for the determination of holders of the Class A ordinary shares and Class B ordinary shares (collectively, the “Ordinary Shares”) entitled to vote at the Meeting, there were a total of 26,986,950 issued and outstanding Ordinary Shares, consisting of 20,419,678 Class A ordinary shares, each being entitled to one (1) vote, and 6,567,272 Class B ordinary shares, each being entitled to twenty (20) votes. At the Meeting, the holders of 10,090,466 Ordinary Shares (constituting 134,868,634 total votes) of the Company were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	A special resolution to adopt an amended and restated articles of association, in the form contained in the Proxy Statement, in substitution for, and to the exclusion of, the Company’s current amended and restated articles of association to, among other things, remove the requirement for the Company to hold annual general meetings, remove the provision that the office of an appointed director expires at the next following annual general meeting, remove the requirements to provide certain financial information to shareholders, and make other consequential and administrative updates.

2.	An ordinary resolution to approve the re-election of Haiping Hu as a director of the Company to hold office in accordance with the Company’s articles of association.

3.	An ordinary resolution to approve the re-election of Chao Liu as a director of the Company to hold office in accordance with the Company’s articles of association.

4.	An ordinary resolution to approve the re-election of Xiang Luo as a director of the Company to hold office in accordance with the Company’s articles of association.

5.	An ordinary resolution to approve the re-election of Jian Pei as a director of the Company to hold office in accordance with the Company’s articles of association.

6.	An ordinary resolution to approve the re-election of Xin Zhang as a director of the Company to hold office in accordance with the Company’s articles of association.

The results of the votes at the Meeting for the resolutions were as follows:

Resolution *	For	Against	Abstain
No. 1	134,768,909	99,275	450
No. 2	134,786,775	6,847	75,012
No. 3	134,786,775	77,808	4,051
No. 4	134,784,784	79,999	3,851
No. 5	134,784,284	80,499	3,851
No. 6	134,786,475	77,808	4,351

*	The numbers in this column correspond to those in the third paragraph of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 10, 2025

Sunrise New Energy Co., Ltd.

By:	/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chief Executive Officer and Chairman of the Board of Directors

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